EXHIBIT 99.1

Emera Incorporated and Algonquin Power & Utilities Corp. Announce Closing of California Pacific Electric Company Transaction

HALIFAX AND OAKVILLE, ON, Jan. 1 /CNW/—(EMA-TSX, AQN-TSX): Emera Incorporated (“Emera”) and Algonquin Power & Utilities Corp. (“APUC”) announced that effective today they are closing their acquisition of the California-based electricity distribution and related generation assets of NV Energy, Inc.. Total consideration for this transaction is $131,789,563 USD, subject to final adjustments. Emera and APUC own and operate these assets through a newly formed utility company, California Pacific Electric Company, LLC. Also, as an element of the transaction, Emera has now exchanged certain previously announced subscription receipts into 8.523 million APUC common shares.

Forward-looking information

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These are “forward-looking” because we have used what we know and expect today to make a statement about the future. Forward-looking statements usually include words such as may, expect, anticipate, believe or other similar words. We believe the expectations reflected in these forward-looking statements are reasonable. However, actual events and results could be substantially different because of the risks and uncertainties associated with our business or events that happen after the date of this press release. You should not place undue reliance on forward-looking statements. As a general policy, we do not update forward-looking statements except as required by securities laws and regulations.

About Emera Incorporated

(EMA and EMA.PR.A -TSX) is an energy and services company with $5.8 billion Canadian dollars in assets. Electricity is Emera’s core business. Approximately 94% of Emera’s revenues are earned by Nova Scotia Power Inc (NSPI), Bangor Hydro Electric Company (BHE) and the Brunswick Pipeline. NSPI and BHE are wholly-owned regulated electric utilities which together serve 603,000 customers. The Brunswick Pipeline is a 145 km gas pipeline in New Brunswick. Emera also owns Maine and Maritimes Corporation, the parent company of Maine Public Service Company, a regulated electric utility serving approximately 36,000 electricity customers in Northern Maine and MAM Services Group. In the Caribbean, Emera owns 19% of St. Lucia Electricity Services Limited, which serves more than 50,000 customers on the island of St. Lucia, 80.4% of Grand Bahama Power Company which serves 19,000 customers on the island of Grand Bahama and 38% of Light & Power Holdings, which serves 120,000 customers on the island of Barbados through its regulated electric utility, The Barbados Light and Power Company. In addition to its electric utility investments, Emera owns Bayside Power, a 260 MW gas-fired power plant in Saint John, New Brunswick; Emera Energy Services, a physical natural gas and power marketing and asset management business; a joint venture interest in Bear Swamp, a 600 megawatt pumped storage hydro-electric facility in northern Massachusetts; a 12.9% interest in the Maritimes & Northeast Pipeline; and an 8.2% interest in Open Hydro.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 70,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, and EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility, which together serve approximately 130,000 customers. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 14 thermal energy facilities representing more than 480 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

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For further information:

Emera

Investor Relations:

Jennifer Nicholson, CA

Senior Director, Stakeholder Relations

(902) 428-6347

Media Relations:

Sasha Irving

Director, Corporation Communications

(902) 428-6685

Algonquin Power & Utilities Corp.

Kelly Castledine

Investor Relations

(905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 10:00e 01-JAN-11